Good Slate Films, Inc.

10768 South Rippling Bay
South Jordan, Utah 84009
www.goodslatefilms.com



In this Annual Report the term "Good Slate", "we", "us", "our", or "the company" refers to Good Slate Films, Inc. and our subsidiaries on a consolidated basis.

The company, having offered and sold Series A Preferred Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2021. A copy of this report may be found on the company's website at www.goodslatefilms.com/investors.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Business

Company Overview

Good Slate Films, Inc., a Utah corporation was incorporated in Oregon on December 8, 2020. On April 12, 2021, the company domesticated under the laws of the state of Utah. On June 28, 2021, the company changed its name from Cayo Films, Inc. to Good Slate Films, Inc. Cayo Studios, LLC ("Cayo Studios") owns 80,000,000 shares of the company's Common Stock, which represents 100% of the voting power of the company's issued and outstanding securities as of July 31, 2023.

The company is a new television and motion picture production studio focused on producing inspiring stories into high-budget, dramatic movies and TV series without gratuitous elements. Our strategy is anchored by audience-backed capitalization paired with premier industry talent and high production values.

Our mission is to create inspiring stories into dramatic movies and TV series. We finance, produce and distribute content to give our audiences high-budget production values without gratuitous elements.

We will form a special purpose entity for each feature film and television series we produce (each a "Production," and collectively, the "Productions"), where the costs of each such Production will be managed. Additionally, Cayo Studios has also organized a wholly-owned subsidiary, Good Slate Networks, LLC, a Utah limited liability company ("Good Slate Networks"). Good Slate Networks will operate an online, on-demand content platform and will serve as our content distribution partner.


Cayo Studios, LLC
Good Slate Films, Inc.
Good Slate Networks, LLC
The Covenant, LLC
Production 2, LLC
Production 3, LLC

Distribution

Each television series will be distributed on Good Slate Networks. Via Good Slate Networks or other streaming services, our users will purchase or rent an episode of a series or an entire season of a series at a fixed amount per episode or season. 15% of revenue generated from each such purchase or rental transaction will be retained by Good Slate Networks as a distribution fee, Good Slate Networks will be reimbursed for its expenses incurred in exploiting the Products, and the remaining balance of gross proceeds will be paid to us. See Related Party Transactions for more information on the Distribution Agreement with Good Slate Networks pertaining to The Covenant. The amount a customer pays for an episode or season will be individually determined for each series.

A feature film, on the other hand, may first be distributed via a traditional, theatrical release. In such a case we will receive a certain portion of revenues generated at the box office upon release of any such motion picture. We will release any feature film after its theatrical run, or in lieu of a theatrical release, on Good Slate Networks. The price to be paid to purchase or rent a feature film has not yet been determined, but will likely range between $9.99 and $19.99 to purchase and $2.99 and $4.99 to rent.

Productions

The company intends to produce three – four different television series or motion pictures. As of July 31, 2023, we have committed to one of our Productions, The Covenant.

<u>The Covenant</u>

The Covenant is an episodic TV series (dramatic multi-season scripted series) telling the stories of the Old Testament with the intent of helping people come to know God. By anchoring in biblical text to show the glory and grit of the individuals in these stories, their

lives and their relationships with God, The Covenant will strengthen the audience's relationship with God and create shared experiences across faiths. Ultimately, it will show God's relationship through his Covenant, and His desire to have a relationship with people today. A pilot episode is in pre-production about Daniel and his friends, Shadrach, Meshach and Abednego (the "Pilot"). Approximately $4,000,000 of the proceeds from this offering will be used to finance the production of the Pilot.

If we are unsuccessful at raising enough capital to produce the Pilot in this offering, we will seek alternative sources of funding, such as a Regulation D offering or more traditional funding models used in the entertainment industry, i.e. studio-backed funding. We will use the bulk of the money raised to produce and release the Pilot. Within 30 to 60 days of raising $3 million, we plan to go into pre-production and production of the Pilot which we anticipate will take 3 months to complete. Within 3-4 months following the pre-production and production phases, and after raising a total of $4.00 million, we anticipate completing post-production and releasing the Pilot. Upon the completion of a $4.00 million raise we anticipate pursuing an additional $40 million of financing to produce season 1 of The Covenant. Once we raise an additional $24 million, we anticipate that we would immediately begin pre-production and production of season 1 of The Covenant at the beginning of the 1st or 2nd quarter of 2024 with a release date in Q4 of 2024.

A per episode production budget this high puts us in elite company with some of the highest rated television series of all time.

The company has identified Cyrus Nowrasteh as the director of the Pilot and the showrunner and executive producer of The Covenant. While the company has not yet formalized a contract with Mr. Nowrasteh, the parties are currently in process of negotiating terms.

Cyrus has worked in both film and TV and is credited on over 100 hours of produced material. He began his career as a screenwriter and wrote scripts for Steven Spielberg, Oliver Stone, Chris Columbus, William Friedkin, and numerous other Hollywood luminaries. An award-winning filmmaker Cyrus is best known as the director and co-writer of the highly regarded award-winning indie, The Stoning of Soraya M. (Lionsgate 2009), and the 2016 Focus Features' release The Young Messiah, produced by Chris Columbus. In 2019 Nowrasteh returned to the indie world, making the Middle East thriller, Infidel, based upon his own original script and starring Jim Caviezel. Infidel opened September 18, 2020, on 2400 screens nationwide and was #1 in the USA its opening weekend. Nowrasteh is an award-winning writer/director who is the only person to receive the PEN Literary Award two years in a row for best teleplay. As a director he has won prizes at the Toronto and Berlin film festivals.

The company has additionally retained the services of Andrew Klavan to write the screenplay for the Pilot.

Andrew Klavan is an American political commentator and writer of crime and suspense novels. Dubbed by Stephen King "the most original American novelist of crime and suspense since Cornell Woolrich", Klavan has been nominated for the Edgar Award five times and has won twice. Klavan has also worked in film and as an essayist and video satirist. He hosts "The Andrew Klavan Show" podcast on the conservative site The Daily Wire. Klavan wrote the four John Wells mysteries, about a crime-solving newspaper reporter, and The Scarred Man, his first novel of psychological suspense. Under his own name, Klavan has written crime novels, and the Homelanders series for young adults. His novels have been translated around the world. He has won two Edgars from the Mystery Writers of America, the Thumping Good Read Award from W.H. Smith, and been nominated for Anthony Awards and the International Thriller Writers award. True Crime was filmed by Clint Eastwood in 1999. Don't Say a Word was filmed starring Michael Douglas in 2001. Donald Cammell's 1987 White of the Eye was based on the novel Mrs. White, which Klavan co-wrote with his brother, playwright Laurence Klavan.

Andrew wrote the screenplay for the 1990 Michael Caine film Shock to the System, based on the novel by Simon Brett, and for the 2008 horror film One Missed Call, which starred Shannyn Sossamon and Ed Burns. He also wrote the screenplay for the movie-in-an-app Haunting Melissa and its sequel, Haunting Melissa 2: Dark Hearts. He recently scripted Gosnell: The Trial of America's Biggest Serial Killer, a crime film based on the true story of an abortion doctor charged with murder. Klavan has produced several satirical online video series including Klavan on the Culture for PJ Media, The Revolting Truth for Truth Revolt, and A Very Serious Commentary for Glenn Beck's Blaze Media. The Great Good Thing: A Secular Jew Comes to Faith in Christ, Klavan's first non-fiction book, was published in 2016. It is a memoir of his spiritual journey from secular Judaism and agnosticism to Christianity.

Competitors and Industry

The motion picture and television production industry is very competitive. We face competition from a variety of studios, many of whom have significantly more resources than we do. These competitors include traditional players like ABC, CBS, NBC, FOX, Universal, Paramount, Warner Brothers and Disney, but also includes a growing number of streaming services, including Netflix, Amazon, Hulu, Peacock, HBO Max, Disney Plus and Paramount Plus. Online content distribution is getting increasingly crowded. As a result of this competition, the company may be unable to acquire significant market share. In 2018, the home entertainment and global box office revenue was over $96.8 billion. However, the company's core audience are viewers who are looking for high-production-quality, values-based entertainment.

Current Stage and Roadmap

To date, the company has been engaged in development of the screenplay for the Pilot. Additionally, the company has been filling out its board of directors and recruiting other key talent, such as producers, agents, and writers.

Assuming a successful completion of this offering, the company intends to raise additional capital from other sources of public and private financing. Proceeds from those other sources would then be used to finance an additional 7-8 episodes of The Covenant and the other Productions selected by the company.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The directors, executive officers and significant employees of the company as of August 25, 2023 are as follows:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Ronald Daw	Chief Executive Officer	Since April 7, 2021	Full time
Directors:			
Ronald Daw	Director, Chairman	Since April 7, 2021	

[1] Dates appointed to office.

Executive Officers and Directors

Ronald Daw

Ronald Daw is CEO, President, Chairman of the Board, and an Executive Producer of Good Slate Films, LLC. He brings corporate governance expertise to the Board garnered through his leadership positions with other entities. He is also a personally dedicated bible scholar. His experience, qualifications, and interests will provide sound governance leadership to Good Slate's Board.

Mr. Daw was co-founder, Chairman, President and Chief Executive Officer of Daw Technologies Inc. (NASDAQ; DAWK), a publicly traded company which established itself as the leading global turnkey supplier of fully integrated ultraclean manufacturing environments (cleanrooms) to the worldwide semiconductor market. Daw Technologies established operations in more than 20 countries throughout the world, customers included Intel, Motorola, IBM, Texas Instruments, Fujitsu, Sony, ABB, TSMC, Wuxi Microelectronics, SGS Thompson, Micron, Hewlett Packard, Atmel, Digital Equipment, National Semiconductor, Advanced Micro Devices, as well as other major semiconductor manufacturers; growing revenues from $2 to $113 million. Mr. Daw was a member of the board of directors from 1987 until 2002.

Prior to this, Mr. Daw earned a Bachelor of Science degree in Accounting from the University of Utah and started his professional management career with Daw Incorporated, a regional commercial interior finish construction company, headquartered in Salt Lake City, Utah. Mr. Daw served as Vice President of Accounting and Finance before moving toVice President of Projects, Chief Operating Officer, and finally, President and Chief Executive Officer. The company was involved in the interior finish construction of high-rise office towers, large regional shopping malls, high rise hotels, hospitals, and other commercial and industrial projects. Daw Incorporated was selected by Inc. Magazine as one of the fastest growing private companies in the United States in the early 1980s.

Mr. Daw has acted in various senior management capacities, including as President of SummerSide Seniors Living from 2007-2009, Director of Portfolio Investments of Endeavor Capital from March to August of 2011, Director of Alternative Investments of Knox Capital from December 2011 to June 2012, and Registered Representative of ACAP Financial Inc. from February to June 2012. Mr. Daw is currently a Registered Representative of Weild & Co., a FINRA registered Broker-Dealer. Mr. Daw is not acting in his capacity as a Registered Representative of Weild & Co. in this offering and will receive no commissions in connection with the same. He has also served as a member of the board of trustees at Westminster College in Salt Lake City, Utah, a member of the business advisory board of the David Eccles School of Business at the University of Utah, and as a past member of the Young Presidents Organization.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Shareholder Loan

The company and the shareholder memorialized the Shareholder Loan as of March 16, 2020, pursuant to which the company was initially capitalized by a loan from its sole shareholder in the amount of $1,000,000 (the "Shareholder Loan"). The Shareholder Loan bears interest at the rate of 5% per annum and compounds annually from the date of each advance made pursuant thereto. The Shareholder Loan matures on the earlier of (i) March 16, 2025 or (ii) the date upon which the company closes one or more equity financings pursuant to which the company sells shares of its capital stock with an aggregate sales price of $6,000,000.

Distribution Agreement

Additionally, the company has entered into a distribution agreement with Good Slate Networks, effective as of June 25, 2021, pursuant to which the company granted an irrevocable, exclusive right to Good Slate Networks to distribute The Covenant for a period of twenty-five (25) years (the "Distribution Agreement"). Pursuant to the Distribution Agreement, gross receipts attributable to exploitation of The Covenant by Good Slate Networks shall be distributable as follows:

First, Good Slate Networks shall receive an amount equal to (i) 15% of gross receipts attributable to licensing streaming rights to The Covenant and (ii) 15% of gross receipts attributable to other sources.

Second, Good Slate Networks shall receive an amount equal to 110% of all expenses incurred by Good Slate Networks attributable to exploitation of The Covenant, including the payment of residuals and a portion of Good Slate Networks' overhead reasonably allocated to exploitation of the Covenant.

Third, all proceeds thereafter to Good Slate Films.

The company anticipates that each Project will have agreements for distribution with substantially similar terms.

Compensation

We compensate related parties for the year ended December 31, 2021 as follows:

Name	Role	Annual Compensation
Ronald Daw	CEO and President	$100,000
Michael Erwin	Shareholder*	$27,000

*Mr. Erwin held a significant ownership interest in Cayo Studios, LLC as of December 31, 2021.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company and our Business

The company has no operating history upon which an Investor can base an investment decision.

Good Slate was formed in 2020 and has not commenced revenue-generating operations. The company is an early-stage television and film development and production company in which investors may lose their entire investment. The company was formed on December 8, 2020 for a single purpose, to develop and produce a limited number of television or theatrical content. The company has only engaged in start-up activities. Because it has no operating history, the company is unable to provide investors with significant data upon which an evaluation can be made of the company's prospects and an investment in its securities.

The company cannot be certain that its business plan or any of its produced content will develop or that production will be successful. As a start-up company, the company will be particularly susceptible to the risks and uncertainties described in these risk factors and will be more likely to incur expenses associated with addressing them.

The company cannot assure investors that it will be able to achieve any of its objectives, generate sufficient revenues to achieve or sustain profitability or compete successfully in the television and film production industry.

The company is new and faces all of the risks of a start-up company.

The company will encounter challenges and difficulties frequently experienced by early-stage companies, including difficulties and delays frequently encountered in commencement of operations, operational difficulties and potential underestimation of initial and ongoing costs.

The company's actual operating results may differ from its initial estimates.

The company's operating results depend on production costs, public tastes and promotion success. The company expects to generate its future revenues from the distribution and exploitation of the Productions and the rights therein. The company's future revenues will depend on getting the Productions produced and into distribution, upon the timing and the level of market acceptance of the Productions, as well as upon the ultimate cost to produce, distribute and promote them. The revenues derived from the distribution of the Productions depend primarily on its acceptance by the public, which cannot be predicted and does not necessarily bear a direct correlation to the production costs incurred. The commercial success of the Productions will also depend upon terms and condition of its distribution, promotion and marketing and certain other factors. Accordingly, the company's revenues are, and will continue to be, extremely difficult to forecast.

There is no guarantee revenues will remain consistent over time.

It is likely that revenues generated from the Productions will not remain consistent over time. Even if the company is successful in creating, distributing and marketing the Productions, revenues generated upon initial release of any theatrical content or first seasons of any scripted series will likely decrease over time as subsequent seasons of such series are released. Further, once production, distribution and marketing of the Productions is complete, revenues from the Productions are likely to decrease over time.

The company's operating results may fluctuate significantly.

The company expects that its future operating results will fluctuate significantly as a result of, among other factors:

- The timing of domestic and international releases of the Productions;
- The success of the Pilot and the first seasons of any scripted series;
- The release of competitors' television series and film productions into the market at or near the same time the Productions are released;
- The costs to distribute and promote the Productions;
- The timing of receipt of proceeds generated by the Productions from Good Slate Networks;
- The timing and magnitude of operating expenses and capital expenditures;
- The level of un-reimbursed production costs in excess of budgeted maximum amounts; and

- General economic conditions, including continued slowdown in advertiser spending.

As a result, the company believes that its results of operations may fluctuate significantly, and it is possible that the company's operating results could be below the expectations of investors.

The company's success depends on external factors in the television and film production industry.

Operating in the television and film production industry involves a substantial degree of risk. Each production is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. The commercial success of a production also depends upon the quality and acceptance of other competing productions released into the marketplace at or near the same time, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, all of which are subject to change and cannot be predicted with certainty. The company's success will depend on the experience and judgment of its management in producing the Productions. There can be no assurance that the Productions will reach the marketplace or that it will obtain favorable ratings or reviews once it does.

The success of the company and the Productions depends on the company's ability to raise sufficient funds to complete production.

The company's success will depend entirely upon a limited number of television and theatrical content. If the Productions are neither completed nor commercially successful, the company will have no alternate sources of revenue. The company anticipates that the net proceeds from this Offering will be sufficient to fund production of the Pilot if the Total Offering Amount is sold. Assuming we raise $5 million in this offering and an additional $75 million from other sources of financing, we have budgeted approximately $4 million for the production of the Pilot, $35 million for production of Season 1 of The Covenant, approximately $3 million for the marketing of Season 1 of The Covenant, $1 million for offering expenses, and the balance for other productions.

If the company raises less than the Maximum Offering Amount, it will either be required to seek alternative financing, which may not be available or may not be available on terms available to the company or investors, or the company will be required to reduce its production and marketing budgets. In such event, the company anticipates that it would initially reduce the marketing budget, up to its entirety, and then would reduce the production budget for the Productions. The Board believes that the minimum per episode production budget for The Covenant, not including marketing and post-production expenses, is approximately $2 million for the Pilot and $2 million for each additional episode, or $19 million for the Pilot and full, 8-episode Season 1, but that the production values would be significantly reduced at such a per episode budget. If we are required to reduce our production budget for the Pilot and subsequent episodes and/or our marketing budget, our ability to generate revenues through the streaming distribution of the Pilot and Season 1 and our ability to enter into distribution arrangements, may be substantially and adversely affected. If we do not raise at least $19 million in net proceeds, and are unable to procure additional financing, then the length of the Pilot and of Season 1 would likely be reduced. Our Board believes that we could produce a 20-30 minute Pilot episode for $750,000, so if we do not raise at least $1 million of net proceeds, our Board anticipates that production of even a reduced-length Season 1 would not be completed.

The company will have broad discretion in selecting which Productions to produce.

As of the date of this offering, the company has identified one of the Productions, The Covenant. The total budget for each of these productions, assuming we raise $5 million in this offering and an additional $75 million from other sources of financing, is currently estimated to be $46 million, exclusive of marketing costs associated with each such production and offering expenses. Under this scenario, the company would have an additional $34 million in unused offering proceeds to allocate towards other Productions. Additionally, the company may ultimately elect to cancel one The Covenant. Accordingly, investors in our Preferred Stock will have no control over which productions the company may ultimately produce.

If the company fails to raise sufficient funds for the marketing of the Productions, the distribution of the Productions will be delayed.

If the company fails to raise sufficient proceeds from the Offering to fund the marketing of the Productions, the company will have to raise additional financing from outside sources to market the Productions and no assurance can be given as to the availability of such financing on terms acceptable to the company or at all. As a result, if the company fails to raise sufficient proceeds to fund the marketing of the Productions, the distribution of the Productions may be delayed until the company has generated sufficient operating revenues to be able to market the Productions.

Budget overruns may adversely affect the company's business.

Actual production costs may exceed their budget, sometimes significantly. Risks, such as labor disputes, death or disability of star performers, rapid high technology changes relating to special effects, or other aspects of production, such as shortages of necessary equipment, damage to film negatives, master tapes and recordings, or adverse weather conditions, may cause cost overruns and delay or frustrate completion of a Production. If any of the Productions incurs substantial budget overruns, the company may have to seek additional financing from outside sources to complete production. No assurance can be given as to the availability of such financing on terms acceptable to the company. In addition, if a production incurs substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant adverse impact on the company's business, results of operations or financial results.

If the company is unable to finish production for any of the Productions, it will have incurred expenses and may be unable to return the investors' entire investment.

If the company cannot itself complete production of any of the Productions, the company may be unable to return to investors the entire amount of their investment, if any.

The company intends to distribute the Productions on Good Slate Networks, a new and unproven distribution platform.

The company intends to distribute the Productions via Good Slate Networks, a new and unproven distribution platform that is wholly owned by the Company's parent. Unlike other distribution platforms, Good Slate Networks utilizes a TVOD (or TV on demand) model. This means that an individual purchases or rents individual seasons, episodes and feature films that they want to watch for a fixed price for such season, episode or film, as opposed to subscribing to a service, such as Netflix or HBO Max, that allows you to watch all of the content hosted on their platform at a fixed monthly subscription price.

There can be no assurance that any distributors will contract with the company to distribute the Productions either based on the Series itself or on other considerations such as the materials already being distributed by such distributor. Further, decisions regarding the timing of release and promotional support of television series are important in determining the success of a particular television series. As with most production companies which rely on others to distribute productions, the company will not solely control the timing and manner in which its distributors will distribute the Series. Although any distributor the company uses may have a financial interest in the success of Season 1, any decision by its distributors not to distribute or promote Season 1 or to promote a competitor's productions to a greater extent than it promotes the company's could have a material adverse effect on the company's business, results of operations or financial condition.

There can be no assurance that the company will be able to compete in the television production industry and its lack of diversification may make it vulnerable to oversupply in the market.

There are numerous other production companies that develop and produce television series. The company's lack of diversification may make it vulnerable to oversupplies in the market. Most of the major U.S. production studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, which can provide means of distributing their products. The number of productions released by the company's competitors, particularly the major U.S. production studios, in any given period may create an oversupply of product in the market and may make it more difficult for the company to succeed.

The company will depend heavily on creative and production personnel to produce the Productions.

The production of the Productions will require many highly skilled creative and production personnel, including writers, directors, cinematographers, editors, costume designers, set designers, sound technicians, lighting technicians and actors. The company will utilize the services and support of talent agencies in Los Angeles and New York to secure such talent. Although the company expects to find high quality candidates to fill these positions, there can be no assurance the company will find the necessary personnel to complete production or that such personnel will cooperate and participate through completion of production. Finding or replacing key personnel could delay production or reduce the quality of the Productions, which may impair the company's revenue.

The company may be adversely affected by the WGA and SAG-AFTRA strikes.

As of the date of this report, both the WGA and SAG-AFTRA, the writers and actors unions respectively, are on strike. As a result, little to no production activity is taking place. The company could be successful at raising funds to produce the Pilot and other productions and may not be able to commence production until after the strikes have been resolved. Any delays in commencing production could have an adverse effect on our operations and our ability to generate revenues as a result.

Technological advances may reduce demand for television series.

The entertainment industry in general, and the television industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of an episodic television series.

The company's success depends on protecting its intellectual property.

The company's success will depend, in part, on its and the Board's ability to protect their respective proprietary rights in the Productions. The company will rely primarily on a combination of copyright laws and other methods to protect its respective proprietary rights in the Productions. However, there can be no assurance that such measures will protect the company's proprietary information, or that its competitors will not develop screenplays for feature films otherwise similar to the company's, or that the company will be able to prevent competitors from developing a similar television series for production. The company believes that its proprietary rights will not infringe on the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against the company in the future with respect to the Productions. Such assertion may require the company to incur substantial legal fees and costs in order to protect its rights, or possibly enter into arrangements on terms unfavorable to it in order to settle such claims. To the extent that the company fails to adequately protect its respective intellectual property rights in the Productions, or if the financial burden of enforcing its rights becomes too cost-prohibitive, the company may be unable to continue to implement its business strategy, which would have a material adverse-effect on the company's business, prospects, financial condition, and results of operations.

Furthermore, The Covenant is intended to tell stories depicted in the Bible. Such stories have no copyright protection and other film producers can tell and have previously told Bible stories on screen.

The company will depend heavily on its Board and Executive Officers.

The successful production of the Productions and the operation of the company's business is dependent on the continued efforts of the company's Board and its executive team.

The production of the Productions will require many other highly skilled creative and production personnel, including cinematographers, editors, costume designers, set designers, sound technicians, lighting technicians and actors. Although the company expects to find high quality candidates to fill these positions, there can be no assurance of their cooperation and participation through completion of the Productions. Replacing key talent could delay production or reduce the quality of the Productions which would impair the company's revenue. Also, many of these positions will require the company to hire members of unions or guilds. As a result, the company's ability to terminate unsatisfactory or non-performing workers could be adversely affected by existing union or guild contracts and regulations. This could delay production of the Productions and significantly increase costs.

Because the company was founded in anticipation of its Regulation Crowdfunding offering to produce a limited number of television and theatrical content, it has numerous potential conflicts of interest.

The company's Board, its executive officers, Good Slate Studios and Good Slate Studio's affiliates may be contracting with distributors, cast members and others that they have had arrangements within the past and will likely have arrangements with in the future that are unrelated to the business of the company. Further, our Board and executive officers are involved in other businesses, including other television and film production businesses. Good Slate Studios may establish other entities in the future through which it produces other television and film projects and in which investors in the company would not have an interest. Such other projects could compete with the Productions. We believe our Board and executive officers have the capacity to discharge their responsibilities to our company notwithstanding participation in other projects. *See* "**INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST**" for more information.

The company faces inherent international trade risks that may have a material adverse effect on its business.

The company intends to distribute the Productions in foreign countries and derive a significant percentage of its revenues from sources outside the United States. As a result, the company's business is subject to certain risks inherent in international trade, many of which are beyond its control. Among those risks are the following:

- Changes in local regulatory requirements;
- Changes in the laws and policies affecting trade;
- Investment and taxes (including laws and policies relating to the repatriation of funds and withholding taxes);
- Differing degrees of protection for intellectual property;
- Instability of foreign economies and governments; and
- Cultural barriers.

These factors can have a material adverse effect on the company's business and results of operations.

The company's revenues are vulnerable to currency fluctuations.

The company cannot accurately predict the impact of future exchange rate fluctuations between the U.S. dollar and other foreign currencies on revenues, and fluctuations could have a material adverse effect on its business and results of operations.

Our financials were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 3 to the accompanying financial statements indicate there may be substantial doubt about the company's ability to continue as a going concern. We have not generated profits since inception. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital financing.

Voting control is in the hands of a single stockholder.

Voting control is concentrated in the hands of Cayo Studios. Subject to any fiduciary duties owed to owners or investors under Utah law, Good Slate Studios may be able to exercise significant influence on matters requiring owner approval, including the election of directors, approval of significant company transactions, and will have unfettered control over the company's management and policies. You may have interests and views that are different from our management. For example, management may support proposals and actions with which you may disagree with. The concentration of ownership could delay or prevent a change in control of the company or otherwise discourage a potential acquirer from attempting to obtain control of the company, which in turn could reduce the price potential investors are willing to pay for the company. In addition, Cayo Studios could use its voting influence to maintain the company's existing management, delay or prevent changes in control of the company, or support or reject other management and board proposals that are subject to owner approval.

We depend on our advisors and consultants who are subject to non-disclosure and confidentiality agreements.

In certain cases, the company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

We are dependent on general economic conditions.

Our business model is dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future demand for entertainment content, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow.

COVID-19 can materially impact our business.

As the novel coronavirus (or "COVID-19") continues to spread worldwide, its impact on international business operations, supply chains, travel, commodity prices, consumer confidence and business forecasts is becoming increasingly acute. For example, it could complicate our ability to produce and distribute our productions. Implementing health and safety measures during production of the Projects could add significant costs to our estimated production budgets and delay the release of the same. There may be other effects stemming from this pandemic that are deleterious to our company which we have not yet considered.

We face significant market competition.

We compete against a variety of companies in the entertainment market as well likely new entrants into the market. Some existing competitors and future competitors have and will have access to significantly more resources than us, which would give them a significant advantage in marketing and operations.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table shows who owns over 10% the company's equity securities as of August 25, 2023:

Name of beneficial owner	Title of class	Amount and nature of beneficial ownership	Percent voting power
Cayo Studios, LLC[1]	Common Stock	80,000,000	100%

1. The outstanding membership interests of Cayo Studios are as follows:

Name	Percent Voting Control
Michelle Erwin	50%
Ronald Daw	50%

2. Cayo Studios, LLC has issued a convertible note to The Mike and Gina Wheelock Living Trust Dated 8/19/11 that upon conversion would result in 6.66% in voting control. Such note would convert upon Good Slate Films, Inc. completing one or more equity financings in an aggregate amount of $6,000,000.

Ronald Daw and Michelle Erwin each serve on the Board of Managers of Cayo Studios, LLC.

RECENT OFFERINGS OF SECURITIES AND OUTSTANDING DEBT

We have made the following issuances of securities within the last three years:

Upon formation of the company, we issued what became post-split shares of 80,000,000 shares of Common Stock in reliance of Section 4(a)(2) of the Securities Act for no consideration to our sole shareholder, Cayo Studios, LLC.

Additionally, the company closed a Regulation Crowdfunding offering on December 1, 2021 in which it sold 163,586 shares of Series A Preferred Stock for $387,632.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of the company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Articles of Incorporation. For a complete description of our capital stock, you should refer to our Amended and Restated Articles of Incorporation and to the applicable provisions of Utah law.

We are authorized to issue 300,000,000 shares, consisting of 200,000,000 shares of Common Stock and 100,000,000 shares of Preferred Stock, each with par value $0.0001. There are two series of Preferred Stock authorized. Series A Preferred Stock, consisting of 8,000,000 shares, and Series A-1 Preferred Stock, consisting of 90,000,000 shares. As of July 31, 2023, our outstanding shares of capital stock consisted of 80,000,000 shares of Common Stock and 163,586 Shares of Series A Preferred Stock.

Series A Preferred Stock

Dividend Rights

Before any distributions are made to holders of Common Stock, the holders of Series A Preferred Stock, together with holders of Series A-1 Preferred Stock on a pro rata basis, must receive distributions in an amount equal to $1.00 per share for holders of Series A Preferred Stock and $1.25 per share for holders of Series A-1 Preferred Stock. Thereafter, the holders of Common Stock will be entitled to receive distributions, prior to any further distributions to holders of Preferred Stock, in an amount equal to the aggregate amount of distributions made to Preferred Stock holders. Thereafter, holders of Common Stock and Preferred Stock will participate in all distributions on pro rata basis.

Voting Rights

Holders of Series A Preferred Stock will only be entitled to vote on matters for which the right to vote is required under Utah law.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Series A Preferred Stock will be entitled to distributions of net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock in an amount per share equal to $1.00 less any distributions previously made to such Series A Preferred Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Series A Preferred Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Common Stock

Dividend Rights

Before any distributions are made to holders of Common Stock, the holders of Series A Preferred Stock, together with holders of Series A-1 Preferred Stock on a pro rata basis, must receive distributions in an amount equal to $1.00 per share. Thereafter, the holders of Common Stock will be entitled to receive distributions, prior to any further distributions to holders of Preferred Stock, in an amount equal to the aggregate amount of distributions made to Preferred Stock holders. Thereafter, holders of Common Stock and Preferred Stock will participate in all distributions on pro rata basis.

Voting Rights

Each holder of our Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors. Holders of Preferred Stock will only be entitled to vote on matters for which the right to vote is required under Utah corporate law.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Series A Preferred Stock and Series A-1 Preferred Stock will be entitled to distributions of net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock in an amount per share equal to, in the case of holders of Series A Preferred Stock, $1.00 less any distributions previously made to such Series A Preferred Stock, and in the case of holders of Series A-1 Preferred Stock, $1.25 less any distributions previously made to such Series A-1 Preferred Stock. Thereafter, any remaining assets of the company will be distributed to the holders of Common Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

What it means to be a minority holder

In our company, the class and voting structure of our stock has the effect of concentrating voting control with a few people along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the company. As a holder of the common stock, you will grant a proxy to the CEO for your voting rights, therefore you will have no voting rights. You will hold a minority interest in the company and the founders combined with a few other shareholders will still control the company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

An investor's stake in a company could be diluted due to the company issuing additional shares (including upon the conversion of convertible securities). In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as the Regulation A Offering, an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

● In June 2017 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
● In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
● In June 2018 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

Valuation

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Good Slate Films, Inc., was incorporated under the laws of the State of Oregon on December 8, 2020. On April 12, 2021, the company domesticated under the laws of the State of Utah. On June 28, 2021, the company changed its name from Cayo Films, Inc. to Good Slate Films, Inc.

The company is a new television and motion picture production studio focused on producing making inspiring stories into high-budget, dramatic movies and TV series without gratuitous elements. Our strategy is anchored by audience-backed capitalization paired with premier industry talent and high production values.

We are a pre-revenue company without an operating history upon which to base an evaluation of our business and prospects. Our lack of operating history may hinder our ability to successfully meet our objectives and make it difficult for potential investors to evaluate our business or prospective operations. We have not generated any revenues since inception, and we are not currently profitable and may never become profitable.

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required. Our net losses for the fiscal year ended December 31, 2021, were $1,094,295.

These factors raise substantial doubt about our ability to continue as a going concern. We are dependent on additional capital resources for our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

Operating Results

Our activities since inception have consisted of formation and development activities and preparations to raise capital. Our net losses for the fiscal year ended December 31, 2021, were $1,094,295 compared to net losses of $0.00 as of December 31, 2020. As of December 31, 2021, the company has invested $408,150 into production and development costs associated with the Projects.

Liquidity and Capital Resources

To date, we have generated no cash from operations and negative cash flows from operating activities. The company has financed its activities to date with loans from its sole shareholder, Good Slate Studios, LLC, and from cash generated from our Regulation Crowdfunding offering. Our future expenditures and capital requirements will depend on numerous factors, including the success of this offering and the ability to execute our business plan. We may encounter difficulty sourcing future financing.

As of December 31, 2021, the Company held $155,180 in cash and cash equivalents. The company was initially capitalized by a loan from its sole shareholder in the amount of $1,000,000 (the "Shareholder Loan"). The Shareholder Loan bears interest at the rate of 5% per annum and compounds annually from the date of each advance made pursuant thereto. The Shareholder Loan matures on the earlier of (i) March 16, 2025 and (ii) the date upon which the company closes one or more equity financings pursuant to which the company sells shares of its capital stock with an aggregate sales price of $6,000,000. The company and the shareholder memorialized the Shareholder Loan as of March 16, 2020. See also, below, "Related Party Transactions."

Plan of Operations and Milestones

As noted above, the continuation of our current plan of operations requires us to raise significant additional capital. If we are successful in raising the maximum offering amount through our issuance of Series A Preferred Stock in this offering, we believe that we will have sufficient cash resources to fund our plan of operations for the next 6 months. If we are unable to do so, we may have to curtail and possibly cease some operations and will need to secure additional funding to continue production of the Productions, which is our priority. See "Use of Proceeds."

We are not yet operational. We have established the following milestones in our plan of operations:

- Within 60 to 90 days of raising ~$3.00 million, we plan to go into pre-production and production of the Pilot which we anticipate will take 3 months to complete.

- Within 3-4 months following the pre-production and production phases, and after raising a total of ~$4.00 million, we anticipate completing post-production and releasing the Pilot.
- Upon the completion of a $5.00 million raise we anticipate pursuing an additional $40 million of financing to produce season 1 of The Covenant which we anticipate will use $40 million.
- Once we raise an additional $24 million, we anticipate that we would immediately begin pre-production and production of season 1 of The Covenant at the beginning of the 1st or 2nd quarter of 2024 with a release date in Q4 of 2024.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

Going Concern

The company's accountants, Artesian CPA, prepared the consolidated financial statements as of December 31, 2021 assuming that the company will continue as a going concern. The Company's lack of liquidity and operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the company or its officers or directors.

Regulation A filings

The company also makes filings under Regulation A under the Securities Act. You can find those filings, including exhibits such as corporate documents and material contracts, at www.sec.gov.

FINANCIAL STATEMENTS

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant   *Good Slate Films, Inc.*

Date: August 25, 2023   By: /s/ Ronald Daw
                                                        Ronald Daw
                                                        Chief Executive Officer

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: August 25, 2023   By: /s/ Ronald Daw
                                                        Ronald Daw
                                                        Chief Executive Officer, Principal Financial Officer,
                                                        Principal Accounting Officer and Director

Good Slate Films, Inc. (formerly Cayo Films, Inc.) and Subsidiary

A Utah Corporation

Consolidated Financial Statements and Independent Auditor's Report
December 31, 2021 and 2020

GOOD SLATE FILMS, INC. AND SUBSIDIARY

TABLE OF CONTENTS



To the Board of Directors
Good Slate Films, Inc. and Subsidiary
Park City, Utah

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Good Slate Films, Inc. and Subsidiary (the "Company") which comprises the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholder's equity/(deficit), and cash flows for the year ended December 31, 2021 and for the period from December 8, 2020 (inception) to December 31, 2020, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its consolidated operations and its consolidated cash flows for the year ended December 31, 2021 and for the period from December 8, 2020 (inception) to December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company is in early stages, has not generated revenue or profits since inception, has not yet commenced substantial operations. For the year ended December 31, 2021, the Company incurred a net loss of $1,094,295 and incurred negative cash flows from operations. The Company has limited liquid assets to satisfy is operating and capital needs with $155,180 of cash as of December 31, 2021 and is dependent upon financing for its continued operation. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
May 15, 2023

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

GOOD SLATE FILMS, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2021 and 2020

	December 31,	
	2021	**2020**
ASSETS		
Current assets:		
Cash	$ 155,180	$ -
Subscription receivable	49,611	-
Total current assets	204,791	-
Note receivable, related party	96	-
Film production costs	408,150	245,000
Other assets	1,491	-
Total assets	$ 614,528	$ 245,000
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 12,792	$ -
Accrued expenses and other current liabilities	6,604	-
Total current liabilities	19,396	-
Note payable, related party	1,261,442	245,000
Interest payable, related party	49,051	-
Total liabilities	1,329,889	245,000
Commitments and contingencies		
Stockholders' equity (deficit):		
Preferred stock, $0.0001 par value, 100,000,000 shares authorized, 420,647 and 0 shares issued and outstanding, liquidation preference of $420,647 and $0 as of December 31, 2021 and 2020, all respectively.	42	-
Common stock, $0.0001 par value, 200,000,000 shares authorized, 800,000 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively	80	-
Additional paid-in capital	378,812	-
Accumulated deficit	(1,094,295)	-
Total stockholders' equity (deficit)	(715,361)	-
Total liabilities and stockholders' equity (deficit)	$ 614,528	$ 245,000

See Independent Auditor's Report and accompanying notes to the consolidated financial statements, which are an integral part of these consolidated financial statements.

GOOD SLATE FILMS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2021 and for the period from December 8, 2020 (inception) to December 31, 2020

	Year Ended December 31, 2021	For the Period from December 8, 2020 (inception) to December 31, 2020
Revenues	$ -	$ -
Operating expenses:		
Sales and marketing	316,918	-
Compensation and benefits	142,855	-
General and administrative	585,721	-
Total operating expenses	1,045,494	-
Other income (expense):		
Interest expense, related party	(49,051)	
Other income	250	-
Total other income (expenses)	(48,801)	-
Provision for income taxes	-	-
Net loss	$ (1,094,295)	$ -
Weighted average common shares outstanding - basic and diluted	414,247	-
Net loss per common share - basic and diluted	$ (2.64)	$ -

See Independent Auditor's Report and accompanying notes to the consolidated financial statements, which are an integral part of these consolidated financial statements.

GOOD SLATE FILMS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the year ended December 31, 2021 and for the period from December 8, 2020 (inception) to December 31, 2020

	Series A Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balances at December 8, 2020 (inception)	-	$ -	-	$ -	$ -	$ -	$ -
Net loss	-	-	-	-	-	-	-
Balances at December 31, 2020	-	-	-	-	-	-	-
Issuance of common stock to parent	-	-	800,000	80	-	-	80
Issuance of preferred stock, net of offering costs	420,647	42	-	-	378,812	-	378,854
Net loss	-	-	-	-	-	(1,094,295)	(1,094,295)
Balances at December 31, 2021	420,647	$ 42	800,000	$ 80	$ 378,812	$(1,094,295)	$ (715,361)

GOOD SLATE FILMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2021 and for the period from December 8, 2020 (inception) to December 31, 2020

	Year Ended December 31, 2021	For the Period from December 8, 2020 (inception) to December 31, 2020
Cash flows from operating activities:		
Net loss	$(1,094,295)	$ -
Adjustments to reconcile net loss to net cash used in operating activities		
Issuance of common stock to parent	80	
Changes in operating assets and liabilities:		
Other assets	(1,491)	-
Accounts payable	12,792	-
Accrued expenses and other current liabilities	6,604	-
Interest payable, related party	49,051	
Net cash used in operating activities	(1,027,259)	-
Cash flows from investing activities:		
Film production costs	(163,150)	(245,000)
Note receivable, related party	(96)	-
Net cash used in investing activities	(163,246)	(245,000)
Cash flows from financing activities:		
Proceeds from note payable, related party, net of repayments	1,016,442	245,000
Issuance of preferred stock, net of offering costs	329,243	-
Net cash provided by financing activities	1,345,685	245,000
Net increase in cash	155,180	-
Cash at beginning of year	-	-
Cash at end of year	$ 155,180	$ -
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental disclosure of non-cash financing activity:		
Stock issued for subscription receivable	$ 49,611	$ -
Stock issued for broker as offering costs	$ 4,165	$ -

See Independent Auditor's Report and accompanying notes to the consolidated financial statements, which are an integral part of these consolidated financial statements.

GOOD SLATE FILMS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020, for the year ended December 31, 2021, and for the period from December 8, 2020 (inception) to December 31, 2020

NOTE 1: NATURE OF OPERATIONS

Good Slate Films, Inc. and Subsidiary (the "Company") is a corporation organized on December 8, 2020 under the laws of Oregon. On June 25, 2021, the Company converted to a Utah corporation. The Company changed its name From Cayo Films, Inc. to Good Slate Films, Inc. in 2022. The Company's mission is to establish a community of passionate fans and owners that participate in the process of funding and creating movies, television, and other forms of content. The Covenant, LLC, a limited liability company formed under the laws of Utah on September 1, 2020, is a wholly owned subsidiary of the Company.

In March 2021, the Company issued 100% of its shares of common stock to Cayo Studios, LLC (the "Parent Company") and became a wholly owned subsidiary of Cayo Studios, LLC.

As of December 31, 2021, the Company had not commenced planned principal operations nor generated revenue. The Company also has unknown impacts from the ongoing COVID-19 pandemic. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that is in early growth phase and has not yet generated revenues Consistent with this early phase, the Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $1,094,295 since inception. The Company expects near-term revenue from various projects and investment proceeds. However, the Company's ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in future fundraising efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting. These consolidated financial statements include all accounts of Good Slate Films, Inc. and its wholly owned subsidiary, The Covenant, LLC. All significant intercompany transactions have been eliminated in consolidation. The Company's stock split discussed in Note 4 was been retroactively applied in these financial statements as if it occurred at inception.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has not yet produced profits and is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity/(deficit) on the balance sheet. As of December 31, 2021, the Company had a subscription receivable of $49,611.

Filmed Entertainment and Production Costs

In accordance with ASC 926, *Entertainment-Films* ("ASC 926"), filmed entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs are recognized as to cost of goods sold over the period to which associated revenues are expected to be realized. Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period. The fair value of these production costs are dependent on the performance of the productions as well as volatility inherent in the external markets. In assessing the potential impairment of these production costs, the Company considers these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

The Company capitalized $163,150 and $245,000 of program rights from video production costs incurred in 2021 and 2020, respectively, and recorded no amortization expense on these assets for the periods ended December 31, 2021 or 2020. The carrying balance of the program rights as of December 31, 2021 and 2020 was $408,150 and $245,000, respectively.

Leases

On January 1, 2021, the Company adopted ASC 842, *Leases*, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company's balance sheets as of December 31, 2021 and 2020 since its lease is short-term in nature.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, *Revenue from Contracts with Customers*, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not recognized any revenues through December 31, 2021.

Sales and Marketing

Sales and marketing expenses primarily include advertising costs, which are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of consulting and professional services, as well as administrative expenditures, which are expensed as incurred.

Accounting for Preferred Stock

ASC 480, *Distinguishing Liabilities from Equity*, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, *Derivatives and Hedging,* is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' deficit.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes.* Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted this new standard, which did not have a significant impact on its consolidated financial statements since its lease is short-term in nature.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

The Company's Amended and Restated Articles of Incorporation authorized the Company to issue 300,000,000 shares, $0.0001 par value, consisting of 200,000,000 shares of common stock and 100,000,000 shares of preferred stock.

At the initial date and time of the effectiveness of the Articles of Restatement to the Articles of Incorporation (the "Effective Time"), each share of common stock of the Company issued and outstanding immediately prior to the Effective Time was split into 800,000 shares of common stock (the "Stock Split"). The Stock Split occurred automatically without any further action by the holders of the shares of the common stock affected thereby. The financial statements have been retroactively adjusted to reflect share numbers after the stock split as if it occurred at inception.

The Company designed 8,000,000 shares of preferred stock as Series A Preferred Stock and 90,000,000 shares of preferred stock as Series A-1 Preferred Stock. There are 2,000,000 shares of preferred stock undesigned as of December 31, 2021.

The holders of each class of stock shall have the following rights and preferences:

Voting

The holders of common stock are entitled to one vote for each share of common stock held. The holders of preferred stock do not have any voting rights.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of the preferred stock then outstanding shall first receive a dividend on each outstanding share of preferred stock in an amount equal to the Series A Original Issue Price or Series A-1 Original Issue Price (as defined below). The holders of Series A Preferred Stock and Series A-1 Preferred Stock shall share ratably in all distributions made. Upon such time the holders of Preferred Stock have received aggregate distributions per share equal to the Series A Original Issue Price or Series A-1 Original Issue Price, respectively, the Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of common stock then outstanding shall first receive, ratably, aggregate distributions in an amount equal to the aggregate distributions made to the holders of preferred stock. Upon such time common stockholders have received dividends, the holders of preferred stock and common stock shall share ratably in all distributions declared and paid by the Company.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the holders of preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock in an amount per share equal to the greater of (i) one times the Original Issue Price, less any distributions made to holders of preferred stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of preferred stock been converted into common stock on a 1:1 basis. The Series A Original

Issue Price shall be $1.00 per share and the Series A-1 Original Issue Price shall be $1.25 per share. The total liquidation preference as of December 31, 2021 was $450,647.

Redemption

No class of stock shall have any redemption rights.

Conversion

Upon a closing of an underwritten public offering, all outstanding shares of preferred stock shall automatically be converted into shares of common stock on a 1:1 basis.

Stock Transacations

In March 2021, the Company issued 800,000 shares of common stock to Cayo Studios, LLC and became a wholly owned subsidiary of Cayo Studios, LLC.

In September 2021, the Company initiated a Regulation CF offering of its Series A preferred stock at $1.00 per share and issued an aggregate of 416,482 shares of Series A preferred stock for gross proceeds of $416,482 in 2021. The Company incurred $37,628 in offering costs and received net proceeds of $378,854 from this offering. The Company also issued to its broker in this offering 4,165 shares of Series A preferred stock as compensation for broker services, which were recorded as non-cash offering costs to additional paid-in capital. As of December 31, 2021, the Company had a subscription receivable of $49,611 pertaining to the raise, which was received in February 2022.

NOTE 5: RELATED PARTY TRANSACTIONS

Related Party Loans Payable

The Company has entered into an informal loan agreement with its Parent Company, one of which managers is its CEO. As of December 31, 2020 there was no formal agreement in place. Under this arrangement, the Parent Company paid $245,000 on the Company's behalf, which all remained outstanding as of December 31, 2020. The informal terms of the loan provided this loan to be repaid upon the Company raising $6,000,000 in combined Reg CF and Reg A+ raises with a 5% interest rate, compounded annually. On March 16, 2021, the Company formalized a $1,000,000 note payable, which includes the $245,000 outstanding as of December 31, 2020. All outstanding principal and interest will be due and payable on the earlier of March 16, 2025 and the date upon which payee closes one or more equity financing pursuant to which payee sells to one or more investor shares of its capital stock in a transaction or series related transactions with aggregate sells of not less than $6,000,000.

During the year ended December 31, 2021, the related party made advances to the Company paid expenses on the Company's behalf totaling an additional $1,016,442, net of repayments. As of December 31, 2021, the amount of outstanding loan payable to the Parent Company was $1,261,442. During the year ended December 31, 2021, the Company recorded $49,051 in interest expense pertaining to this loan, all of which was accrued and unpaid as of December 31, 2021.

GOOD SLATE FILMS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020, for the year ended December 31, 2021, and for the period from December 8, 2020 (inception) to December 31, 2020

Note Receivable

As of December 31, 2021, the Company had a note receivable of $96 with an executive. The note was repaid in 2022.

NOTE 6: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences and net operating loss carryforwards. As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $291,181 and $0, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2021	2020
Deferred tax assets:		
Net operating loss carryforwards	$ 272,968	$ -
Cash to accrual differences	18,213	-
Valuation allowance	(291,181)	-
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to cumulative losses through December 31, 2021 and no history of generating taxable income. Therefore, valuation allowances of $291,181 and $0 were recorded as of December 31, 2021 and 2020, respectively. Valuation allowance increased by $291,181 for the year ended December 31, 2021. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 26.6%. The effective rate is reduced to 0% for 2021 and 2020 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2021 and 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $1,025,847 and $0, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

GOOD SLATE FILMS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020, for the year ended December 31, 2021, and for the period from December 8, 2020 (inception) to December 31, 2020

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2020-2021 tax years remain open to examination.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Name Change

In 2022, the Company changed its name to Good Slate Films, Inc.

Management's Evaluation

Management has evaluated all subsequent events through May 15, 2023 the date the consolidated financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the consolidated financial statements.